Exhibit 99.1

YM SEES NIMOTUZUMAB LICENSE UNAFFECTED BY CIVIL CLAIM AGAINST LICENSOR

MISSISSAUGA, Canada - March 2, 2010 - YM BioSciences Inc. (NYSE Amex: YMI, TSX:YM), announces that it filed a Form 6K describing that certain US patents for nimotuzumab licensed to YM’s majority-owned Canadian subsidiary , CIMYM BioSciences Inc.,  have become subject to a lien in the United States, pursuant to a court order, to a third party. The lien is a consequence of a dispute unrelated to either YM, its licensor, or the patent owner, the Center of Molecular Immunology (CIM). Counsel has advised the Company that the lien does not affect the exclusive, royalty-free license for nimotuzumab issued by CIMAB S.A. to CIMYM for numerous territories, including the US.

None of the international patents for nimotuzumab for which YM is licensed are affected.

"We do not believe that this situation will have an impact on YM’s continuing development of nimotuzumab in the US nor do we expect it to be material to YM,” said David Allan, Chairman and CEO of YM. “We issue this press release solely in response to market activity.”

The lien against the two patents, which were issued by the USPTO to CIM, appear to form part of an award resulting in liens against approximately 60 patents from a number of scientific institutes assigned to that third party by a court in Miami, Florida. The liens have no relation to the US embargo against Cuba and result specifically from a civil suit brought to seek compensation for a plaintiff in a matter unrelated to these patents.

The lien is against the patents which are already subject to the license to YM’s subsidiary, may solely affect the rights of CIMAB to benefit from the patents, and, consequently, this situation is not expected to be material to YM. Further, YM's license is a royalty-free license which conditions are not changed by virtue of a change of ownership in the patents, should such occur.

YM and its four licensees continue the development of nimotuzumab in 11 trials worldwide of which three are Phase III trials. Data on a number of the nimotuzumab trials is expected during 2010. YM is also in clinical development of two other novel drugs - a JAK 1/2-targeting small molecule currently in a clinical trial at Mayo Clinic and an orally-available small molecule vascular disruptive agent in clinical development. Data from both the JAK and VDA trials are also expected during 2010. The oral availability of the VDA differentiates it importantly from most or all of the other VDAs in development and the JAK 1/2-targeting drug additionally enjoys advantages over other members of this class in development.  Recent licenses by development companies to multinational pharmaceutical companies for VDA and JAK-targeting drugs are evidence of high interest from that industry for agents in these classes and the substantial sums paid provide benchmarks against which drugs in development may be measured.

About YM BioSciences
YM BioSciences Inc. is a life sciences product development. Together with the products from the merged Australian company, Cytopia Ltd (now YM Australia), the Company is currently developing four late-stage products: nimotuzumab, an EGFR-targeting Affinity-Optimized Antibody™; CYT 387, a JAK 1/2 small molecule inhibitor, CYT 997, a potent, vascular disrupting agent and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization.

Nimotuzumab is a humanized monoclonal antibody in development worldwide, targeting multiple tumor types primarily in combination with radiation and chemoradiation. It is importantly differentiated from all other currently marketed EGFR-targeting agents due to its remarkably benign side-effect profile. Nimotuzumab’s anti-tumor activity has led to its approval for marketing in 23 countries. In more than 9,000 patients reported as having been treated with nimotuzumab worldwide to date, Grade IV incidents of radiation dermatitis and incidents of severe rash have been only rarely observed and reports of the other severe side-effects that are typical of EGFR-targeting molecules have been equally rare. Nimotuzumab is licensed to YM’s majority-owned, Canadian subsidiary, CIMYM BioSciences Inc., by CIMAB S.A., and was developed at the Center of Molecular Immunology. The products discovered by Cytopia Ltd (now YM Australia) include the JAK 1/2 inhibitor CYT387, and the novel VDA molecule CYT997.  Both were discovered internally at Cytopia based on research led by Dr Andrew Wilks who identified the JAK 1/2 kinase enzymes. Both products are currently in clinical development. YM is developing AeroLEF for the treatment of moderate to severe acute pain. The product is differentiated from other approaches using opioids because patients are able to individually control the analgesia required for their differing intensities of pain. AeroLEF has met all endpoints in each of its trials including a randomized Phase II trial and is currently being prepared for late-stage development internationally.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that JAK 1/2 and the VDA molecule will generate positive efficacy and safety data in future clinical trials; AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; that and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com	Email: tfechtner@troutgroup.com